Mail Stop 4561

November 10, 2009

Via Mail and Facsimile to (702) 486-2452

Carolyn Ellsworth
Securities Administrator
Securities Division, Nevada Secretary of State
555 E. Washington Ave., Ste. 5200
Las Vegas, NV 89101

      Re: Stone Harbor Investments, Inc.
             Registration Statement on Form S-1
             Filed October 14, 2009
             File No. 333-162469

Dear Ms. Ellsworth:

Stone Harbor Investments, Inc., a company incorporated in your state, has filed a registration statement for its initial public offering. The registration statement can be viewed by conducting a search for the company's name at the following URL: http://www.sec.gov/edgar/searchedgar/companysearch.html.

Please contact Jan Woo at (202) 551-3453 with any information about this company or the proposed offering that you feel would be of interest to our agency.

Sincerely,

Katherine Wray
Attorney-Advisor